NO ACT

PE
1-19-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561




11005959

March 21, 2011

Shilpi Gupta
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, IL 60606-1720

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-21-11

Re: Kinetic Concepts, Inc.
Incoming letter dated January 19, 2011

Dear Mr. Gupta:

This is in response to your letters dated January 19, 2011 and January 26, 2011 concerning the shareholder proposal submitted to KCI by John Chevedden. We also have received letters from the proponent dated February 16, 2011, February 17, 2011, and February 18, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 21, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Kinetic Concepts, Inc.
Incoming letter dated January 19, 2011

The proposal asks that the company take the steps necessary to reorganize the board into one class with each director subject to election each year.

We are unable to concur in your view that KCI may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that KCI may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

There appears to be some basis for your view that KCI may exclude the proposal under rules 14a-8(i)(2), 14a-8(i)(6), and 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board. It appears, however, that this defect could be cured if the proposal were revised to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Accordingly, unless the proponent provides KCI with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if KCI omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2), 14a-8(i)(6), and 14a-8(i)(8).

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 18, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Kinetic Concepts, Inc. (KCI)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This is in response to the company January 19, 2011 no action request which appears to at least implicitly be withdrawn by the company January 26, 2011 no action request. The company now appears to request that the Staff act in a lockstep fashion based on a KBR Inc. lawsuit in Texas.

If each company director agreed to resign effective the date of a future shareholder meeting and was willing to be a candidate for a one-year director term henceforth, this method of adoption would be consistent with this rule 14a-8 proposal. Plus the company does not claim that this method of adoption would be inconsistent with Texas law.

The company does not claim that any of its so-called precedents actually resulted in a rule 14a-8 proposal not appearing in an annual meeting proxy.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Glyn Holton
John T. Bibb <John.Bibb@kci1.com>

[KCI: Rule 14a-8 Proposal, December 22, 2010]

3* – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

In 2010 over 70% of S&P 500 companies had annual election of directors. Shareholder resolutions on this topic won an average of 68%-support in 2009.

It is particularly important to vote annually on directors since our Chairman, Ronald Dollens, attracted our highest negative vote in 2010 and we do not have any voting input again on Mr. Dollens for 3-years.

It is important that our company implement this proposal promptly. If our company took more than one-year to phase in this proposal it could create conflict among our directors. Directors with 3-year terms could be more casual because they would not stand for election immediately while directors with one-years terms would be under more immediate pressure. It could work out to the detriment of our company that our company's most qualified directors would promptly have one year-terms and that our company's least qualified directors would retain 3-year terms the longest.

The merit of this Elect Each Director Annually proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Moderate Concern" for Executive Pay. The Corporate Library said merely subjective evaluation of our executives' performance can influence their bonus pay. It is more effective to tie all bonus pay to measurable financial targets.

Only 25% of our executives' stock options were performance-based and the remaining 75% was time-based over four years. It is more effective to have all equity awards based on executive performance.

Our board was the only significant directorship for five of our 11 directors. This could indicate a significant lack of current transferable director experience.

Plus the trend in new directors was disturbing with one of our newest directors, Carl Kohrt, possibly not bringing the right kind of experience. Director Kohrt was the Lead Director at Scotts Miracle-Gro, rated "D" by The Corporate Library. At $360,000 a year for a director we should be able to attract a better kind of experience. James Leininger had 34-years director tenure – independence concern.

We had no shareholder written consent, had supermajority voting restrictions and still had plurality voting for directors – further compounded by their 3-year terms

Please encourage our board to respond positively to this proposal to help turnaround the above type practices: **Elect Each Director Annually – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 17, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Kinetic Concepts, Inc. (KCI)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This is in response to the company January 19, 2011 no action request which appears to at least implicitly be withdrawn by the company January 26, 2011 no action request. The company now appears to request that the Staff act in a lockstep fashion based on a KBR Inc. lawsuit in Texas.

The January 19 no action request written by the Skadden Arps on behalf of KCI presents the same empty argument about the word "record holder" that was rejected in the 2008 Hain Celestial no-action decision, in the 2010 Apache vs. Chevedden lawsuit, and in subsequent no-action decisions, especially 2010 News Corp.

In Hain Celestial, the Staff determined that a verification letter can come from an "introducing broker". The term "introducing broker" was coined by Wall Street decades ago to refer to a certain business practice that no longer exists, and hasn't existed since the immobilization of shares in DTC's vaults back in the 1970s. The term is occasionally resurrected to refer to some business practice or other, but there is no consistency in usage. In the Hain Celestial decision, Commission Staff resurrected the term "introducing broker".

In the United States, we have two separate regulatory regimes for holding equities. Equities can be held through broker-dealers, who are regulated by the SEC. Equities can also be held through banks. State-chartered banks, such as RTS, are regulated by the states. In resurrecting the term "introducing broker" in Hain Celestial, there is no reason to believe the Staff intended to exclude banks. Accordingly, "introducing broker" should be understood to include introducing banks. A more appropriate term might be "introducing securities intermediary".

A trust company such as RTS, or DTC for that matter, holds securities on behalf of others. RTS and DTC are both "non-depository trust companies" because neither of them will accept cash deposits or otherwise maintain bank accounts for clients. Non-depository trust companies are banks. They are regulated by bank regulators. They can join the Federal Reserve System. They do not advertise themselves as "banks" in order to avoid a false impression that they offer bank accounts or make loans.

The company January 19, 2011 letter cites last year's Apache vs. Chevedden lawsuit. It was a classic SLAPP (strategic lawsuit against public participation) suit, with Apache Corp trying to squeeze the proponent financially. While the judge gave a "narrow" decision allowing Apache to exclude my proposal for 2010, the case was actually a stunning victory for shareowner rights. I represented myself. The judge never even mentioned an Apache's request that I pay their legal expenses. The United States Proxy Exchange (USPX) submitted an amicus curiae brief that entirely discredited Apache's sweeping claims. If Apache had managed to bamboozle the judge into accepting those claims, shareowner rights would have been severely impaired.

Apache claimed Rule 14a-8(b)(2) says a proponent can demonstrate ownership of shares by submitting "to the company a written statement from the 'record' holder of your securities (usually a broker or bank) ..." so Apache insisted that the "record holder" must be a party listed on the company's stock ledger, i.e. Cede & Co. in most cases. This is not the intent of Rule 14a-8(b)(2). It has never been its intent, and SEC staff has rejected such an interpretation of Rule 14a-8(b)(2) on a number of occasions. Most notable of these was the 2008 Hain Celestial no-action decision.

Based on the USPX's amicus curiae brief, the judge rejected Apache's position, but found a reason to rule that Apache could exclude my proposal for 2010. It later turned out her reason was flawed. It is that flawed ruling that KCI is attempting to piggyback on for the purpose of – just as Apache did through the SLAPP suite – disenfranchise their own shareowners.

There are two key points of the Apache vs. Chevedden ruling:

1. The judge described the ruling as "narrow", stating explicitly

> The ruling is narrow. This court does not rule on what Chevedden had to submit to comply with Rule 14a-8(b)(2). The only ruling is that what Chevedden did submit within the deadline set under that rule did not meet its requirements.

2. The judge based her decision on material information provided by Apache's lawyers that was factually incorrect.

The case was conducted on an accelerated schedule that bypassed oral arguments. Because it involved technical matters related to securities settlement and custody, the Judge was particularly dependent on the technical briefs submitted in the case. The fact that Apache's lawyers made a number of claims that were blatantly false (as pointed out in the USPX brief) she probably felt nervous setting a precedent that might be based on flawed information. That may be why she made a "narrow" ruling that would only apply to situations with identical circumstances.

Once the USPX amicus curiae brief shot down Apache's central arguments, their lawyers adopted an "everything but the kitchen sink" tack in a response brief. They cited any and every little fact they could come up with, vaguely implying ... who knows what?

Based on the abbreviated timeline set by the judge, I was not to be allowed to respond to this "kitchen sink" brief. I submitted a motion for summary judgment, which afforded an opportunity to briefly respond to some of the Apache lawyers' misrepresentations. But one slipped through. It is what the judge based her decision on, and it was totally incorrect. Here is what it was.

I hold my shares (both Apache and KCI) through RTS. Apache's lawyers visited their website and noticed that RTS has a wholly owned broker subsidiary, Atlantic Financial Services (AFS). Apache then hypothesized that, perhaps, I actually held my shares through the broker subsidiary and not RTS. Apache then proposed – and the judge accepted that – the letter evidencing my share ownership should, perhaps, have come from AFS and not RTS. Here is what the judge said:

> RTS is not a participant in the DTC. It is not registered as a broker with the SEC, or the self- regulating industry organizations FINRA and SIPC. Apache argues that RTS is not a broker but an investment adviser, citing its registration as such under Maine law, representations on RAM's website, and federal regulations barring an investment adviser from serving as a broker or custodian except in limited circumstances ... The record suggests that Atlantic Financial Services of Maine, Inc., a subsidiary of RTS that is also not a DTC participant, may be the relevant broker rather than RTS. Atlantic Financial Services did not submit a letter confirming Chevedden's stock ownership. RTS did not even mention Atlantic Financial Services in any of its letters to Apache.

After the judge's ruling, I was able to follow-up with RTS. RTS confirmed that they are a Maine chartered non-depository trust company, and that they do in fact directly hold my shares in an account (under the name RAM Trust) with Northern Trust. The RTS letter made no mention of AFS because AFS plays no role in the custody of my shares. For purposes of Rule 14a-8, RTS is the record holder of my securities. The judge ruled "narrowly" against me because she thought AFS might be the real record holder.

Because the judge explicitly made her decision "narrow", SEC staff is not bound to consider it in this no-action request. Because the decision was based on material, factually incorrect information, the Staff should not consider it.

The company's suggestion on p. 6 of their January 19 letter that the court ruled in Apache vs. Chevedden that a verification letter must come from an institution that claims or demonstrates to be a DTC participant is blatantly false.

On p. 7 of the company January 19 letter, the company provides a lengthy list of all the services RTS mentions offering on their website. The lawyers go on to conclude "RTS's business appears akin to that of an 'investment adviser'". The company does not seem to have noticed that one of the services included in their letter's lengthy list was "custody."

RTS has custody of my KCI shares. They are the record holder. While RTS may provide investment management services for some clients, they do not provide such services for me.

The company's mention of proof-of-ownership requirements under Rule 14a-11 is irrelevant. In its August 17, 2009 comment letter on the proposed Rule 14a-11, the USPX explicitly asked the Commission to harmonize the ownership requirements for Rules 14a-8 and 14a-11. The Commission chose not to do so. Ownership requirements, and hence proof-of-ownership requirements, under the two rules are very different. Furthermore, Rule 14a-11 is suspended.

In 2010, the Staff had planned to release a staff legal bulletin clarifying requirements for verification letters under Rule 14a-8(b)(2). This did not happen. As a stopgap, the USPX released recommended standards for banks and brokers to use in preparing verification letters. Those standards were based on staff no-action decisions, the Apache vs. Chevedden decision and informal discussions with the SEC. The USPX made it clear those standards were not intended to anticipate future guidance from the Commission, but rather to provide standards that were "conservative in the sense that they call for more documentation than is necessary." The goal was to avoid frivolous no-action requests from issuers, or, in the event such frivolous requests were filed anyway, to ensure they would be rejected.

The USPX standards can be downloaded at
<http://proxyexchange.org/Resources/Documents/standards_1.pdf,> and a copy is attached. They provide further clarification of issues raised in this no-action request.

RTS prepared their verification letter according to the USPX standards. Any departure from their previous practice reflects their adoption of those standards and nothing else.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Glyn Holton
John T. Bibb <John.Bibb@kci1.com>

[KCI: Rule 14a-8 Proposal, December 22, 2010]

3* – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

In 2010 over 70% of S&P 500 companies had annual election of directors. Shareholder resolutions on this topic won an average of 68%-support in 2009.

It is particularly important to vote annually on directors since our Chairman, Ronald Dollens, attracted our highest negative vote in 2010 and we do not have any voting input again on Mr. Dollens for 3-years.

It is important that our company implement this proposal promptly. If our company took more than one-year to phase in this proposal it could create conflict among our directors. Directors with 3-year terms could be more casual because they would not stand for election immediately while directors with one-years terms would be under more immediate pressure. It could work out to the detriment of our company that our company's most qualified directors would promptly have one year-terms and that our company's least qualified directors would retain 3-year terms the longest.

The merit of this Elect Each Director Annually proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Moderate Concern" for Executive Pay. The Corporate Library said merely subjective evaluation of our executives' performance can influence their bonus pay. It is more effective to tie all bonus pay to measurable financial targets.

Only 25% of our executives' stock options were performance-based and the remaining 75% was time-based over four years. It is more effective to have all equity awards based on executive performance.

Our board was the only significant directorship for five of our 11 directors. This could indicate a significant lack of current transferable director experience.

Plus the trend in new directors was disturbing with one of our newest directors, Carl Kohrt, possibly not bringing the right kind of experience. Director Kohrt was the Lead Director at Scotts Miracle-Gro, rated "D" by The Corporate Library. At $360,000 a year for a director we should be able to attract a better kind of experience. James Leininger had 34-years director tenure – independence concern.

We had no shareholder written consent, had supermajority voting restrictions and still had plurality voting for directors – further compounded by their 3-year terms

Please encourage our board to respond positively to this proposal to help turnaround the above type practices: **Elect Each Director Annually – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 16, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Kinetic Concepts, Inc. (KCI)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This is in response to the vague company January 26, 2011 no action request which appears to at least implicitly withdraw the company January 19, 2011 no action request. The company now appears to request that the Staff act in a lockstep fashion based on a KBR Inc. lawsuit in Texas.

The attached United States Proxy Exchange Letter addresses some of the undesirable implications of the company request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Glyn Holton
John T. Bibb <John.Bibb@kci1.com>



United States Proxy Exchange

proxyexchange.org

February 9, 2011

BY E-MAIL

Ms. Meredith B. Cross
Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Staff Legal Bulletin 14 – Policy on pending litigation

Dear Ms. Cross:

Please reconsider the following policy, indicated in Staff Legal Bulletin 14:

> Where the arguments raised in the company's no-action request are before a court of law, our policy is not to comment on those arguments.

This policy is unnecessary and causes a number of problems that were clearly evident in last year's Apache vs. Chevedden lawsuit, which I discuss below.

There is every reason to believe a court will uphold the Commission's interpretation of its own rules unless there is a compelling reason for the court to do otherwise. It is, however, difficult for a court to do so if the Commission refuses to state what its interpretation is.

Indeed, a staff no-action decision in the face of litigation could play much the role of an *amicus curiae* brief. It would avail the court of staff's knowledge and analysis. A typical federal judge is a generalist who lacks the specific knowledge of securities regulation that Commission staff posses. Not only is it appropriate for staff to share their perspective with the courts, *it is dangerous for them to not do so.*

In the adversarial context of litigation, the Commission's position on issues can easily be distorted. For example, in last year's litigation, Apache's lawyers stated that staff's no-action decision in *Hain Celestial* was an "anomaly" and cited 30 staff no-action decisions they claimed contradicted *Hain Celestial*.[1] In our own *amicus curiae* brief,[2] the United States Proxy Exchange (USPX) reviewed all 30 of those no-action decisions and demonstrated that not a single one contradicted *Hain Celestial*, and several actually supported *Hain Celestial*. Had USPX volunteers not spent numerous hours reviewing all those decisions, the court might have taken the Apache lawyers' false claim at face value.

Complicating matters further, the Commission must also deal with the issue of corporations that are not in litigation themselves but raise Rule 14a-8 issues they claim are similar to those made by a corporation that is in litigation. Attorneys for Kinetic Concepts (KCI) wrote the Commission on January 26 suggesting their January 11 no-action request raises issues similar to those at issue in the current KBR vs. Chevedden litigation. KCI lawyers ask that staff extend applicability of Staff Legal Bulletin 14 policy and, rather than make a no-action decision for KCI, defer to whatever decision the court arrives at in KBR vs. Chevedden.

This raises a host of issues:

1. It imposes on staff the obligation of assessing no-action requests to see if any raise issues raised in ongoing litigation, anywhere in the country. Such a determination may not always be easy, especially if there are multiple issues or issues are merely similar. For example, in KBR vs. Chevedden, there is the issue that KBR did not give Chevedden proper notice of a deficiency as required under Rule 14a-8. The case should be settled on that issue alone, which does not apply for KCI.

2. Will staff review all no-action requests to determine if they raise issues similar to those raised in ongoing litigation, or only those for which the requesting corporation explicitly requests such a review?

3. Relevant issues are not always evident at the start of litigation. Issues can arise unexpectedly as briefs are filed and litigation proceeds. It would be an enormous task for staff to continually monitor ongoing litigation to see if emerging issues relate to any pending no-action decisions.

4. There may be timing constraints. Suppose Company A is in litigation. Company B submits a no-action request raising similar issues. Company B has a deadline to send their proxy materials to be printed before the date when a court is anticipated to make a ruling in Company A's litigation. In such a case, Commission staff

[1] Apache brief on the merits, Feb 15, 2010, footnote 6.
[2] USPX amicus curiae brief, March 5, 2010, pp. 17-18.

cannot defer to the court because a decision is needed for Company B before the court will rule.

5. If a court makes a ruling in litigation brought by a Company A, it may not be clear how to apply that ruling to the situation of a Company B, even if Company B's situation raised issues similar to those of Company A. For example, In Apache vs. Chevedden, the court stated its ruling applied only to the specific facts of that case. Would Commission staff apply such a narrow ruling to some other company's situation if relevant issues were similar but specific facts were not? If so, how would they do so?

For the above reasons, we request that you adopt a policy of issuing decisions for all Rule 14a-8 no-action requests, and that staff issue such decisions prior to a ruling in any relevant litigation. In the meantime, we also request that you reject KCI's January 26 request to extend the scope of Staff Legal Bulletin 14 to include not only companies in litigation over exclusion of a shareowner proposal, but also companies raising issues similar to those raised by companies in litigation.

The SEC has an important role to play in protecting investors. You cannot play that role by keeping silent. Please act favorably on these requests.

If you would like to discuss these matters, I can be reached at 617.945.2484.

Sincerely,



Glyn A. Holton
Executive Director
United States Proxy Exchange

cc: Greg Belliston

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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January 26, 2011

BY EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Kinetic Concepts, Inc.
Shareholder Proposal of John Chevedden
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Kinetic Concepts, Inc., a Texas corporation (the "Company"), to supplement the letter (the "No-Action Request") that we submitted to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission on behalf of the Company on January 19, 2011 regarding the omission of a shareholder proposal (the "Proposal") and statement in support thereof submitted by John Chevedden (the "Proponent") from the Company's proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders.

It has come to the Company's attention that on January 14, 2011, KBR, Inc. ("KBR") filed a lawsuit (the "Action") in United States District Court for the Southern District of Texas (the "Court") against the Proponent[1] requesting that

[1] Mr. Chevedden is the proponent at both the Company and KBR.

"the Court declare that KBR may properly exclude [a Rule 14a-8 proposal submitted to KBR by the Proponent] from KBR's proxy materials in accordance with Rule 14a-8(b) and (f)" of the Securities Exchange Act of 1934, as amended. A copy of the Action is attached as Exhibit A hereto. In addition to the Action, KBR also submitted a letter to the Staff informing the Staff that KBR intended to exclude the Proponent's proposal to KBR from its proxy materials. A copy of KBR's letter to the Staff is attached as Exhibit B hereto.

The facts in the Action are substantially similar to the facts outlined in the No-Action Request. In both, (i) the Proponent submitted a shareholder proposal accompanied by a letter from RAM Trust Services ("RTS") purporting to verify the Proponent's share ownership, (ii) the company in receipt of the shareholder Proposal sent the Proponent a deficiency notice pursuant to Rule 14a-(8)(f) informing the Proponent that neither RTS nor the Proponent was a record holder and that Rule 14a-8 required proof of ownership from a record holder (the deficiency letters also noted, respectively, that RTS did not appear to be a "custodial institution" (in the case of the KBR deficiency letter) and that RTS is not an introducing broker (in the case of the Company's deficiency letter)), (iii) the Proponent replied to the deficiency letters arguing, based on *The Hain Celestial Group, Inc.* (Oct. 1, 2008), that a letter from RTS was sufficient proof of ownership pursuant to Rule 14a-8, and (iv) the Proponent did not submit any other proof of ownership to either company.

The principal issue in the Action, does a letter from RTS constitute sufficient proof of ownership for Rule 14a-8(b) and Rule 14a-8(f), is also an issue presented in the No-Action Request.[2] Accordingly, if KBR prevails in the Action and the Court rules that KBR may properly omit the Proponent's shareholder proposal from KBR's proxy materials, the Company requests that the Staff be guided by the Court's decision and grant the Company the relief sought in the No-Action Letter.

* * *

---

[2] As detailed in the No-Action Request, the Company also believes that the Proposal is also excludable under Rule 14a-8(i)(2), Rule 14a-8(i)(6) and Rule 14a-8(i)(8). These issues are not presented in the Action.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Shilpi Gupta



Enclosures

cc: Mr. John Bibb, Esq. Associate General Counsel, Kinetic Concepts, Inc.

Mr. John Chevedden

EXHIBIT A

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

KBR, INC., Plaintiff	§	
v.	§	Civil Action: ______________
	§	
JOHN CHEVEDDEN Defendant.	§	
	§	
	§	

Plaintiff's Original Complaint

Plaintiff KBR, Inc. ("KBR") files this complaint for declaratory judgment against defendant John Chevedden ("Chevedden").

I.

Parties

1. Plaintiff KBR is a Delaware corporation, with its principal office and principal place of business in Houston, Texas.

2. Defendant Chevedden is an individual residing in Redondo Beach, California and may be served with process and a copy of this complaint at*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

II.

Jurisdiction and Venue

3. This Court has federal question jurisdiction over this matter under 28 U.S.C. § 1331, and has diversity jurisdiction over this matter under 28 U.S.C. § 1332. This Court also has jurisdiction over this matter under § 27 of the Securities Exchange Act of 1934, 15 U.S.C. § 78aa because the act or transaction about which defendant has complained may be enforced in this district, and because Chevedden has transacted business in this district with respect to the matters at issue in this lawsuit.

4. There is an actual controversy between KBR and Chevedden. Chevedden has requested the inclusion of a proposal in KBR's proxy statement for its annual meeting of stockholders even though Chevedden has failed to provide the required proof of ownership that is a necessary (but not itself sufficient) requirement for the inclusion of a proposal in KBR's proxy materials. This action involves amounts in excess of the minimum jurisdictional requirements of this Court.

5. Personal jurisdiction and venue are proper in this district because Chevedden directly and intentionally has transacted business in this district that goes to the heart of the matters at issue here. Chevedden sent KBR a letter in this district seeking to influence how KBR conducts business under the guise of what Chevedden calls a "elect each director annually" proposal in KBR's proxy materials, and for consideration at KBR's next annual shareholder meeting in May 2011, which will be held in this district. Chevedden has sought to influence the manner in which KBR conducts its business in this district, even though he has failed to demonstrate that he is a record holder of KBR stock. A substantial part of the events giving rise to, and at issue in, this lawsuit occurred in this district.

III.

Facts

6. On November 22, 2010, Chevedden submitted a proposal for inclusion in KBR's upcoming proxy statement purportedly in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, 17 CFR 240.14a-8. In his November 22, 2010 cover letter attaching his proposal, Chevedden says "This proposal is submitted for the next annual shareholder meeting." KBR's next annual shareholder meeting is scheduled for May 2011 in Houston, Texas.

7. The proposal requests that KBR "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year."

8. According to official SEC records, Chevedden appears to be the single most persistent proponent or proxy of purported shareholder proposals in history. Since December 9, 1994 when Chevedden submitted his first proposal, proposals for which Chevedden has been proponent or proxy have been the subject of over 950 SEC staff no-action letters, eclipsing the next most frequently mentioned shareholder proponent, the AFL-CIO Reserve Funds.

9. In the past ten proxy seasons, Chevedden's proposals accounted for over 11.2% (879 out of 7,837) of all proposals considered by the SEC staff in no-action letters. Even that stunning ten year percentage is low compared to recent years. Chevedden's proposals accounted for over 23.8% (45 out of 189) of all SEC staff no-action letters in the 2010 proxy season, over 17.8% (148 out of 831) of all no-action letters in the 2009 proxy season, and over 13.8% (102 out of 737) of all no-action letters in the 2008 proxy season.

Chevedden's Proposal
Improperly Omits Proof of Stock Ownership

10. In his November 22, 2010 cover letter to his proposal, Chevedden says that "Rule 14a-8 requirements are intended to be met including continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting." Chevedden did not, however, include the requisite proof of his ownership of KBR stock as required by Rule 14a-8.

11. Rather, Chevedden attached a letter dated November 22, 2010 from RAM Trust Services ("RTS") that, in its entirety, states: "Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than

200 shares of KBR, Inc. (KBR) common stock, CUSIP #48242W106, since at least November 7, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services."

12. This November 22, 2010 letter from RTS is the only purported "proof" of ownership that Chevedden provided to KBR and, as of today, remains the only purported "proof" that he has provided. Chevedden did not submit a letter or anything else from The Northern Trust Company, did not submit a letter or anything else from The Depository Trust Corporation, and did not submit a letter or anything else from any other person or entity. The November 22, 2010 letter from RTS stands alone.

13. RTS is not registered as a broker with the SEC, is not registered as a broker with the self-regulating industry organization FINRA, and is not registered as a broker with the self-regulating industry organization SIPC.

14. Upon receipt of Chevedden's purported proof of ownership, KBR reviewed its list of record owners of KBR stock to determine and verify whether either Chevedden or RTS actually was a record holder of KBR stock who even arguably could be eligible to submit a proposal for inclusion in KBR's proxy statement. Neither Chevedden, nor RTS is listed in KBR's stock records as a record holder of KBR common stock.

KBR's "Deficiency Notice" to Chevedden

15. On December 6, 2010, KBR sent Chevedden a letter (the "Deficiency Notice") informing him of his failure to comply with the requirements of Rule 14a-8, and KBR explained:

> Based on our review of the information provided by you and of the relevant records and regulatory materials, we have been unable to conclude that the proposal meets the requirements for inclusion in the proxy, and unless you can demonstrate you meet these requirements in the proper time frame, we may seek to exclude your proposal from the 2010 proxy statement.
>
> . . .

Pursuant to the SEC's Rule 14a-8(b), since neither you nor Ram Trust Services is a record owner of KBR common stock, nor from their letter does it appear that Ram Trust Services is a custodial institution, you must either:

(1) Submit to KBR a written statement from the record holder of the securities (usually a broker or bank) that is a direct record holder of KBR stock verifying that at the time the proposal was submitted you continuously held the requisite securities for at least one year; or

(2) If you have filed a Schedule 13D (17 C.F.R. § 240.13d-101), Schedule 13G (17 C.F.R. § 240.13d-102), Form 3 (17 C.F.R. § 249.103), Form 4 (17 C.F.R. § 249.104) and/or Form 5 (17 C.F.R. § 249.105), or amendments to those documents or updated forms, reflecting ownership of the shares as of or before the date on which the one-year eligibility period begins, you may demonstrate eligibility by submitting to the company: (A) a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; and (B) your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that to be considered a timely response under the SEC's Rule 14a-8(f), all of the documentation requested in this letter must be sent to my attention at the above address within 14 calendar days of the date you receive this request.

16. Chevedden responded 10 days later on December 16, 2010 and asserted that "Based on the October 1, 2008 Hain Celestial no-action decision, Ram Trust Services is my introducing securities intermediary and hence the owner of record for purposes of Rule 14a-8(b)." Chevedden did not even attempt to cure the defect by submitting a written statement from The Northern Trust Company referenced in the November 22, 2010 RTS letter, and likewise did not submit a written statement from The Depository Trust Company, did not submit a written statement from any record holder of his purported shares, and did not submit a written statement from anyone else. Chevedden did not submit any additional written statement or any other information at all. Even if Chevedden had timely submitted some unspecified hypothetical additional materials – he didn't and hasn't even tried – he very well still may have failed to satisfy Rule 14a-8(b)(2)'s eligibility requirements.

Chevedden's Failure to Prove Eligibility
Under the Court's 2010 Decision in *Apache v. Chevedden*

17. Rule 14a-8(b)(2) places on Chevedden the burden of proving his eligibility at the time he submitted his proposal. In *Apache Corp. v. Chevedden*, 696 F.Supp.2d 723, 739 (S.D. Tex. 2010), the Honorable Lee H. Rosenthal of the United States District Court for the Southern District of Texas confirmed with respect to Rule 14a-8(b) that "The Rule requires shareholders to 'prove [their] eligibility.'" In the *Apache v. Chevedden* case, Chevedden had submitted a purported shareholder proposal for inclusion in Apache's proxy statement. Apache filed suit in this Court asserting that Chevedden failed to submit the requisite proof of ownership of Apache common stock as required by SEC Rule 14a-8(b), and Apache sought a declaratory judgment that Apache properly may exclude Chevedden's proposal from its proxy materials.

18. On March 10, 2010, Judge Rosenthal granted Apache's motion for declaratory judgment, found that "Chevedden has failed to meet the Rule's [14a-8(b)(2)] requirements," and concluded that "Apache may exclude Chevedden's proposal from its proxy materials." 696 F.Supp.2d at 741. In her opinion, Judge Rosenthal explained that:

> Although section 14 of the Securities Exchange Act of 1934 (governing proxies), under which Rule 14a-8 as promulgated, was intended to "give true vitality to the concept of corporate democracy," *Medical Comm. for Human Rights v. SEC*, 432 F.2d 659, 676 (D.C. Cir. 1970), *cert. granted sub nom SEC v. Medical Comm. for Human Rights*, 401 U.S.973, 91 S. Ct. 1191 (1971), *vacated as moot*, 404 U.S. 403, 92 S. Ct. 577 (1972), that does not necessitate a complete surrender of a corporation's rights during proxy season. Rule 14a-8 requires a shareholder seeking to participate to register as a shareholder or prove that he owns a sufficient amount of stock for a sufficient period to be eligible. Although this court concludes that Rule 14a-8(b)(2) is not as restrictive as Apache contends, on the present record, Chevedden has failed to meet the Rule's requirements.

Id.

19. As here, the only timely purported "proof" of ownership that Chevedden provided was a letter from RTS that is nearly identical in all material respects to the letter Chevedden

provided to KBR here. In *Apache v. Chevedden,* Judge Rosenthal considered the evidence regarding RTS's purported status as a broker in light of the publicly available information about RTS's status as an investment advisor, and Judge Rosenthal explained that "The nature of RTS's corporate structure, including whether RTS is or is not an 'investment adviser' is not determinative of eligibility. But the inconsistency between the publicly available information about RTS and the statement in the letter that RTS is a 'broker' underscores the inadequacy of the RTS letter, standing alone, to show Chevedden's eligibility under Rule 14a-8(b)(2)." *Id.* at 740. Judge Rosenthal noted that "here, there are valid reasons to believe the letter is unreliable as evidence of the shareholder's eligibility." *Id.*

20. Chevedden's failure this time around to provide anything more than the insufficient November 22, 2010 letter from RTS is hard to explain as anything other than casting further doubt on Chevedden's claimed status as a KBR shareholder and as further demonstrating his failure to establish his eligibility under Rule 14a-8(b) to submit a proposal. If Chevedden had bothered to read the Court's opinion finding against him, he would know that the RTS letter he submitted to KBR this time is just as suspect and insufficient as was the RTS letter at issue in *Apache v. Chevedden.* The fact that Chevedden yet again has failed to provide the required proof of his eligibility under Rule 14a-8(b)(2) – and, worse, has made the same insufficient offering – just heightens the already considerable doubt about Chevedden's status as a shareholder.

21. Whether or not Chevedden truly is a holder of KBR common stock, he has failed to comply with Rule 14a-8(b)(2), he has failed to establish his eligibility to submit a proposal, he timely has been advised of his defects, and he has failed to cure his defects. KBR is entitled to a declaration that it properly may exclude Chevedden's proposal from KBR's proxy materials in accordance with Rule 14a-8(b) and (f).

22. In accordance with Rule 14a-8(j), concurrent with the filing of this complaint, KBR is submitting a letter to the U.S. Securities and Exchange Commission (the "SEC") notifying the SEC that KBR intends to exclude Chevedden's proposal from the proxy materials for KBR's upcoming annual meeting of stockholders.

IV.

Declaratory Judgment

23. KBR incorporates the allegations above.

24. In accordance with 28 U.S.C. § 2201, an actual controversy exists between KBR on the one hand, and Chevedden on the other hand.

25. Rule 14a-8(b)(1) provides that "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal." Chevedden failed to submit the requisite proof.

26. Rule 14a-8(b)(2)(i) provides that "if like many shareholders you are not a registered holder . . . you must prove your eligibility . . . [by submitting] to the company a written statement from the *'record' holder* of your securities (usually a broker or bank) verifying" your ownership of company stock. Neither Chevedden, nor his purported introducing broker RTS, is a record holder of KBR stock.

27. Rule 14a-8(f) provides that "The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it." KBR timely notified Chevedden of the defect in his proposal. Chevedden failed to correct the defect.

28. Accordingly, KBR seeks, and is entitled to, a declaration that it properly may exclude Chevedden's proposal from KBR's proxy materials in accordance with Rule 14a-8(b) and (f).

29. KBR also seeks, and is entitled to, its attorneys' fees and expenses in connection with obtaining this declaratory relief.

V.

Relief Sought

30. KBR requests that this Court declare that KBR properly may exclude Chevedden's proposal from KBR's proxy materials in accordance with Rule 14a-8(b) and (f) of the Securities and Exchange Act of 1934. KBR also respectfully requests that it have judgment against Chevedden for costs of court, attorneys' fees and expenses, and such other and further relief to which KBR justly is entitled.

Dated: January 14, 2011

Respectfully submitted,

/s/ Geoffrey L. Harrison
Geoffrey L. Harrison
Attorney-in-Charge
Texas State Bar No. 00785947
SD/TX Admissions No. 16690
Chanler A. Langham
Texas State Bar No. 24053314
SD/TX Admissions No. 659756
SUSMAN GODFREY L.L.P.
1000 Louisiana Street, #5100
Houston, TX 77002
Tel.: (713) 651-9366
Fax: (713) 654-3367
E-mail: gharrison@susmangodfrey.com
E-mail: clangham@susmangodfrey.com

Attorneys for Plaintiff KBR, Inc.

EXHIBIT B

KBR

601 Jefferson Street • Suite 3400
Houston, Texas 77002-7900
Direct: 713.753.4604 • Fax: 713.753.3310

Jeffrey B. King
Vice President Public Law

January 13, 2011

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: KBR, Inc. – Omission of Shareholder proposal Submitted by Mr. John Chevedden

Dear Ladies and Gentlemen:

On behalf of KBR, Inc., a Delaware corporation (the "Company" or "KBR"), pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), I am writing to inform you that KBR intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden ("Chevedden").

Pursuant to Rule 14a-8(j), we have filed this notice with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and concurrently sent copies of this correspondence to Chevedden.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform Chevedden that if he elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

The Proposal: The Proposal, addressed to the Chairman of the Board of the Company, requests that the Board of Directors "take steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year." A copy of the Proposal and the Supporting Statement is attached as Exhibit 1.

Basis for Exclusion: We intend to exclude the Proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because Chevedden failed to establish the requisite eligibility to submit the Proposal, and failed to provide the requisite proof of stock ownership in response to the Company's proper request for that information.

On November 22, 2010, Chevedden submitted the Proposal for inclusion in KBR's upcoming proxy statement. *See* Exhibit 1. The Proposal was not accompanied by proof of ownership as required by Rule 14a-8(b). Rather, Chevedden attached a letter dated November 22, 2010 from RAM Trust Services ("RTS") that, in its entirety, states: "Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 200 shares of KBR, Inc. (KBR) common stock, CUSIP #48242W106, since at least November 7, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services." *See* Exhibit 2 (the "RTS Letter"). This November 22, 2010 letter from RTS is the only purported "proof" of ownership Chevedden provided to KBR and, as of today, remains the only purported "proof" that he has provided. But RTS is not registered as a broker with the SEC, is not registered as a broker with the self-regulating industry organization FINRA, and is not registered as a broker with the self-regulating industry organization SIPC. Neither RTS nor Chevedden is listed in the Company's stock records as a record holder of any KBR common stock as is required by Rule 14a-8(b).

The Company sought additional verification of Chevedden's eligibility to submit the Proposal. On December 6, 2010, within 14 calendar days of the Company's receipt of the RTS Letter, the Company sent a letter addressed to Chevedden (the "Deficiency Notice"). *See* Exhibit 3. The Deficiency Notice informed Chevedden that he had failed to comply with the procedural requirements and explained how he could cure the procedural deficiency. In part, the Deficiency Notice states:

> Based on our review of the information provided by you and of the relevant records and regulatory materials, we have been unable to conclude that the proposal meets the requirements for inclusion in the proxy, and unless you can demonstrate you meet these requirements in the proper time frame, we may seek to exclude your proposal from the 2011 proxy statement.
>
> . . .
>
> Pursuant to the SEC's Rule 14a-8(b), since neither you nor Ram Trust Services is a record owner of KBR common stock, nor from their letter does it appear that Ram Trust Services is a custodial institution, you must either:
>
> (1) Submit to KBR a written statement from the record holder of the securities (usually a broker or bank) that is a direct record holder of KBR

> stock verifying that at the time the proposal was submitted you continuously held the requisite securities for at least one year; or
>
> (2) If you have filed a Schedule 13D (17 C.F.R. § 240.13d-101), Schedule 13G (17 C.F.R. § 240.13d-102), Form 3 (17 C.F.R. § 249.103), Form 4 (17 C.F.R. § 249.104) and/or Form 5 (17 C.F.R. § 249.105), or amendments to those documents or updated forms, reflecting ownership of the shares as of or before the date on which the one-year eligibility period begins, you may demonstrate eligibility by submitting to the company: (A) a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; and (B) your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.
>
> Please note that to be considered a timely response under the SEC's Rule 14a-8(f), all of the documentation requested in this letter must be sent to my attention at the above address within 14 calendar days of the date you receive this request.

Chevedden responded on December 16, 2010 via electronic mail. *See* Exhibit 4. His response is copied below:

> Mr. King, Thank you for acknowledging the rule 14a-8 proposal. Based on the October 1, 2008 Hain Celestial no-action decision, Ram Trust is my introducing securities intermediary and hence the owner of record for purposes of Rule 14a-8(b). Please let me know if there is a further question.
> Sincerely,
> John Chevedden

A. For the reasons stated below, the RAM Trust Services letter and Chevedden's December 16, 2010 response do not satisfy the requirements of Rule 14a-8(b)(2) and the Proposal is thus excludable pursuant to Rule 14a-8(f).

The Company believes that Chevedden's Proposal properly may be excluded from the Proxy Materials in accordance with Rules 14a-8 and 14a-8(f)(1) because Chevedden has failed to provide the Company, within the time period set forth in Rule 14a-8(f)(1), the requisite verification that Chevedden satisfies the eligibility requirements of Rule 14a-8(b). Rule 14a-8(b)(1) provides that in order to be eligible to submit the proposal, Chevedden must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date on which the Proposal is submitted. Rule 14a-8(b)(2) provides that Chevedden, who is not a registered holder of the Company's securities, must prove his eligibility at the time of his submission in one of two ways: by submitting a written statement from the record holder of the securities, or by submitting copies of Schedules 13D or 13G or a Form 3, 4 or 5.

In response to the RTS Letter, the Company's Deficiency Letter described the ownership requirements of Rule 14a-8, identified the deficiency in the RTS Letter, provided adequate detail about what Chevedden had to do to cure the deficiency, and explained that Chevedden's response must be postmarked or transmitted electronically no later than 14 days from the date of receipt of the Deficiency Letter.

The RTS Letter indicates that RAM Trust Services is a Maine chartered non-depository trust company and that Chevedden's shares are held by another entity, The Northern Trust Company in an account under the name Ram Trust Services. The RTS Letter itself shows that RTS does not hold custody of Chevedden's shares, either directly, as specified in Rule 14a-8(b)(2), or even through an affiliate. RAM Trust Services is not a record holder of the Company's securities.

Staff Legal Bulletin 14 states that a written statement establishing eligibility under Rule 14a-8(b) must be from the "record" holder and that a written statement from a shareholder's investment advisor is insufficient evidence of ownership unless the investment advisor is also the record holder of the shares. Chevedden should be well aware of the rule's unambiguous requirement that proponents have the burden of proof and must document proof of ownership by submitting the proof from a record holder, because Mr. Chevedden attempted to submit a similarly flawed shareholder proposal to the Apache Corporation just last year. The U.S. District Court ruled that Chevedden's proposal at issue in that case properly could be excluded because Chevedden failed to meet Rule 14a-8(b)(2)'s proof of ownership requirements.

In *Apache Corp. v. Chevedden*, 696 F.Supp.2d 723, 739 (S.D. Tex. 2010), the Honorable Lee H. Rosenthal of the United States District Court for the Southern District of Texas confirmed with respect to Rule 14a-8(b) that "The Rule requires shareholders to 'prove [their] eligibility.'" In the *Apache v. Chevedden* case, proponent Chevedden had submitted a purported shareholder proposal for inclusion in Apache's proxy statement. Apache filed suit in the U.S. District Court asserting that Chevedden failed to submit the requisite proof of ownership of Apache common stock as required by SEC Rule 14a-8(b), and Apache sought a declaratory judgment that Apache properly may exclude Chevedden's proposal from its proxy materials. On March 10, 2010, Judge Rosenthal granted Apache's motion for declaratory judgment, found that "Chevedden has failed to meet the Rule's [14a-8(b)(2)] requirements," and concluded that "Apache may exclude Chevedden's proposal from its proxy materials." 696 F.Supp.2d at 741. In her opinion, Judge Rosenthal explained that:

> Although section 14 of the Securities Exchange Act of 1934 (governing proxies), under which Rule 14a-8 as promulgated, was intended to "give true vitality to the concept of corporate democracy," *Medical Comm. for Human Rights v. SEC*, 432 F.2d 659, 676 (D.C. Cir. 1970), *cert. granted sub nom SEC v. Medical Comm. for Human Rights*, 401 U.S.973, 91 S. Ct. 1191 (1971), *vacated as moot*, 404 U.S. 403, 92 S. Ct. 577 (1972), that does not necessitate a complete surrender of a corporation's rights during proxy season. Rule 14a-8 requires a shareholder seeking to participate to register as a shareholder or prove that he owns a sufficient amount of stock for a sufficient period to be eligible. Although this court concludes that Rule 14a-8(b)(2) is not as restrictive as Apache contends, on the present record, Chevedden has failed to meet the Rule's requirements.

Id. The only timely purported "proof" of ownership Chevedden provided to the Company was a letter from RTS that is nearly identical in all material respects to the RTS letter at issue in *Apache v. Chevedden*. In that case, Judge Rosenthal considered the evidence regarding RTS's purported status as an introducing broker in light of the publicly available information about RTS's status as an investment advisor, and Judge Rosenthal explained that "The nature of RTS's corporate structure, including whether RTS is or is not an 'investment adviser' is not determinative of eligibility. But the inconsistency between the publicly available information about RTS and the statement in the letter that RTS is a 'broker' underscores the inadequacy of the RTS letter, standing alone, to show Chevedden's eligibility under Rule 14a-8(b)(2)." *Id.* at 740. Judge Rosenthal noted that "here, there are valid reasons to believe the letter is unreliable as evidence of the shareholder's eligibility." *Id.*

Judge Rosenthal's ruling is consistent with previous no action relief the Staff has granted when a proponent attempted to establish proof of ownership by providing documentary evidence of ownership by a person other than the "record" holder. *See* e.g. *JP Morgan Chase & Co.* (Feb. 15, 2008); *Verizon Communications, Inc.* (Jan. 25, 2008); *The McGraw Hill Companies, Inc.* (Mar. 12, 2007); *MeadWestvaco Corporation* (Mar. 12, 2007). Because RAM Trust Services is not a record holder of Chevedden's shares, Chevedden has failed to establish, within the 14 days prescribed by Rule 14a-8(f)(1), his eligibility to submit the Proposal.

Judge Rosenthal considered certain of the Staff's no action letters, including *The Hain Celestial Group, Inc.* (Oct. 1, 2008), in which the Staff declined to allow the exclusion of a shareholder proposal under similar circumstances. The Staff repeatedly has acknowledged in its no-action letters that "a determination reached in such letters cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include a shareholder proposal in its proxy materials." In light of this guidance, and in light of the U.S. District Court's recent ruling in *Apache v. Chevedden* that a near-identical RTS

Letter submitted by Chevedden failed to meet Rule 14a-8(b)(2)'s proof of ownership requirements, the Company intends to exclude the Proposal from its proxy materials in reliance on Rule 14a-8(b) and 14a-8(f) unless a United States District Court rules that the Company is obligated to include the Proposal in its 2011 Proxy Materials. On January 13, 2011, the Company filed suit against Chevedden in the United States District Court for the Southern District of Texas seeking an appropriate declaration and other relief.

Sincerely,



Jeffrey B. King
Vice President, Public Law

Exhibit 1

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

to Jeff King

Mr. William P. Utt
Chairman of the Board
KBR, Inc. (KBR)
601 Jefferson St Ste 3400
Houston TX 77002
Phone: 713 753-2000

Dear Mr. Utt,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden

November 22, 2010
Date

cc: Jeffrey B. King <jeffrey.king@kbr.com>
Corporate Secretary
Fax: 713-753-5353, ~~713-753-3301~~
Rob Kukla, Jr. <investors@kbr.com>
Director of Investor Relations

[KBR: Rule 14a-8 Proposal, November 22, 2010]
3* – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

In 2010 over 70% of S&P 500 companies had annual election of directors. Shareholder resolutions on this topic won an average of 68%-support in 2009.

If our company took more than one-year to phase in this proposal it could create conflict among our directors. Directors with 3-year terms could be more casual because they would not stand for election immediately while directors with one-years terms would be under more immediate pressure. It could work out to the detriment of our company that our company's most qualified directors would promptly have one year-terms and that our company's least qualified directors would retain 3-year terms the longest.

The merit of this Elect Each Director Annually proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D," with "High Governance Risk," and "Very High Concern" for Executive Pay.

60% of the long-term equity award for our CEO William Utt consisted of cash-based performance awards, which did nothing to tie executive performance with long-term shareholder value. Furthermore, performance awards were based on only three-year performance periods and paid out on sub-median Total Shareholder Return performance relative to company peers – 50% payout for TSR at the 25th percentile.

There was $652,000 of all other pay for our CEO in 2009 – including $543,000 for a Supplemental Executive Retirement Plan (SERP). Also, Mr. Utt was potentially entitled to $15 million cash severance and $25 million total in the event of a change in control. Such practices were not reflective of executive pay that was well-aligned with shareholder interests.

Loren Carroll, chairman of our Executive Pay Committee, was on the boards of four companies rated "D" or lower by The Corporate Library. All four companies were "High Concern" regarding executive pay. The Corporate Library also flagged Mr. Carroll for his tenure on the Fleetwood Enterprises board as it slid into bankruptcy. Furthermore our Lead Director, Frank Blount, was flagged by for his tenure on the Entergy board as it went bankrupt. Messrs. Carroll and Blount were then allowed to hold 4 of the 9 seats on our most important board committees.

Plus one yes-vote from our 150 million shares was all it took to elect each of our directors for 3-year terms.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices: **Elect Each Director Annually – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit 2



RAM TRUST SERVICES

November 22, 2010

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 200 shares of KBR, Inc. (KBR) common stock, CUSIP #48242W106, since at least November 17, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 Exchange Street Portland Maine 04101 Telephone 207 775 2354 Facsimile 207 775 4289

Exhibit 3

KBR

601 Jefferson Street • Houston, Texas 77002-7900
Phone: 713.753.4604 • Fax 713.753.3310

Jeffrey B. King
Vice President, Public Law and Secretary

December 6, 2010

Via Courier and E-mail

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Director Election Resolution

Dear Mr. Chevedden

On November 24, 2010, we received your letter signed as of November 22, 2010 KBR include your proposed resolution in its proxy solicitation for KBR's 2011 annual meeting. Based on our review of the information provided by you and of the relevant records and regulatory materials, we have been unable to conclude that the proposal meets the requirements for inclusion in the proxy, and unless you can demonstrate you meet these requirements in the proper time frame, we may seek to exclude your proposal from the 2010 proxy statement.

As you know, in order to be eligible to submit a proposal for consideration at KBR's 2011 annual meeting, Rule 14a-8 under Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that a stockholder must have continuously held at least $ 2,000 in market value, or 1% of KBR's common stock (the class of securities that will be entitled to be voted on the proposal at the meeting) for at least one year by the date the proposal is submitted. The stockholder must continue to hold those securities through the date of the meeting and must so indicate to us. Your letter that "Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value," however, the only information provided to us regarding your share ownership is letter from Ram Trust Services indicating that they hold 200 shares of KBR on your behalf and have done so since November 17, 2009. Pursuant to the SEC's Rule 14a-8(b), since neither you nor Ram Trust Services a record owner of KBR common stock, nor from their letter does it appear that Ram Trust Services is a custodial institution, you must either:

(1) Submit to KBR a written statement from the record holder of the securities (usually a broker or bank) that is a direct record holder of KBR stock verifying that at the time the proposal was submitted you continuously held the requisite securities for at least one year; or

(2) If you have filed a Schedule 13D (17 C.F.R. § 240.13d-101), Schedule 13G (17 C.F.R. § 240.13d-102), Form 3 (17 C.F.R. § 249.103), Form 4 (17 C.F.R. § 249.104) and/or Form 5 (17 C.F.R. § 249.105), or amendments to those documents or updated forms, reflecting ownership of the shares as of or before the date on which the one-year eligibility period begins, you may demonstrate eligibility by submitting to the company: (A) a copy of the schedule and/or form,

and any subsequent amendments reporting a change in your ownership level; and (B) your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that to be considered a timely response under the SEC's Rule 14a-8(f), all of the documentation requested in this letter must be sent to my attention at the above address within 14 calendar days of the date you receive this request. If you have any questions regarding the matters discussed in this letter, please feel free to call or write me at the number and address shown above.

Very truly yours,



Jeffrey B. King
Vice President, Public Law and
Secretary

Exhibit 4

Jeff King

From: ***FISMA & OMB Memorandum M-07-16***

Sent: Thursday, December 16, 2010 11:18 PM

To: Jeff King

Subject: Rule 14a-8 Proposal (KBR) ,

Mr. King, Thank you for acknowledging the rule 14a-8 proposal. Based on the October 1, 2008 Hain Celestial no-action decision, Ram Trust is my introducing securities intermediary and hence the owner of record for purposes of Rule 14a-8(b). Please let me know if there is a further question.

Sincerely,
John Chevedden

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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January 19, 2011

BY EMAIL (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Kinetic Concepts, Inc.*
Shareholder Proposal of John Chevedden
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Kinetic Concepts, Inc. (the "Company" or "KCI") intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof submitted by John Chevedden (the "Proponent"). On behalf of our client, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2011 Proxy Materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) ("SLB 14D"), we are emailing to the Staff this letter and simultaneously sending a copy to the Proponent. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax to the Company only. Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the

Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

The Company intends to file its definitive 2011 Proxy Materials with the Commission on or about April 15, 2011. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted to the Commission not later than eighty (80) calendar days before the Company intends to file its 2011 Proxy Materials.

THE PROPOSAL

The Proposal requests that the Company "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year." A copy of the Proposal and the supporting statement is attached as Exhibit A.

BASES FOR EXCLUSION

The Company respectfully requests that the Staff concur in its view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information;

- Rule 14a-8(i)(2) because by purporting to require the Company's Board of Directors (the "Board") to prevent elected directors from completing the full terms for which they were duly elected, the Proposal would, if implemented, cause the company to violate state law;

- Rule 14a-8(i)(6) because the Company and Board lack the power or authority to implement the Proposal; and

- Rule 14a-8(i)(8) because by purporting to require the Board to prevent elected directors from completing the full terms for which they were duly elected, the Proposal impermissibly relates to an election for membership to the Board.

BACKGROUND

The Proponent submitted the Proposal to the Company in a letter dated December 22, 2010, which the Company received via email on December 23, 2010. The Proposal was accompanied by a letter from Ram Trust Services ("RTS") dated December 23, 2010 (the "RTS Letter"). *See* Exhibit A. The RTS Letter stated that RTS was confirming that the Proponent has held no less than 110 shares of KCI stock in an account at RTS since December 18, 2009, and that RTS, in turn, holds those shares through The Northern Trust Company in an account under the name Ram Trust Services. Notably, the RTS Letter does not indicate that it is an introducing broker or bank. Similarly, the RTS Letter makes it clear that RTS does not have custody of the shares of KCI common stock purportedly owned by the Proponent. Neither the Proponent nor RTS are listed in the Company's stock records as record holders of any KCI common stock as is required by Rule 14a-8(b).

Accordingly, the Company sought additional verification of the Proponent's eligibility to submit the Proposal. On January 4, 2010, within 14 calendar days of the Company's receipt of the RTS Letter, the Company sent a letter addressed to the Proponent via electronic mail and overnight mail (the "Deficiency Notice"). *See* Exhibit B. The Deficiency Notice informed the Proponent that he had failed to comply with the procedural requirements of Rule 14a-8 and explained how he could cure the procedural deficiency. The Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice; and
- that a copy of the shareholder proposal rules set forth in Rule 14a-8 was enclosed.

In addition, the Deficiency Notice specifically explained why the RTS Letter was insufficient proof of ownership under Rule 14a-8(b):

> Rule 14a-8(b) requires a proof of ownership letter to be submitted by the record holder of your shares, usually a broker or a bank. We do not believe that the [RTS] Letter satisfies this requirement because [RTS] is not the record holder of your shares and is neither a broker nor a bank. Likewise, although we are familiar with the SEC's staff view that a letter from an introducing broker may satisfy Rule 14a-8(b), the documentation that you provided does not indicate that [RTS] is an introducing broker. Instead, the [RTS] Letter states only that [RTS] is a "Maine chartered non-depository trust company."

The Proponent responded on January 10, 2011 via electronic mail (the "Proponent's Response"). *See* Exhibit C. His response is copied below:

> Mr. Bibb,
>
> Thank you for acknowledging the rule 14a-8 proposal.
>
> In The Hain Celestial Group, Inc. (October 1, 2008), the Staff determined that a verification letter can come from an "introducing broker". [sic] In the United States, investors can hold stocks thorough [sic] banks as well as brokers, and there is no reason to believe the Staff intended to exclude banks. Accordingly, "introducing broker" should be understood to include introducing banks. As a state chartered non-depository trust, Ram Trust is a bank.
>
> Please let me know by Wednesday if there is a further question.
>
> Sincerely,
>
> John Chevedden

As of the date of this letter, which is beyond the 14-calendar day limit for a response from the Proponent imposed by Rule 14a-8(f)(1) and disclosed in the Deficiency Notice, the Proponent has not provided the requisite proof of ownership requested by the Deficiency Notice.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. As described above, the Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which specifically explained to the Proponent why the RTS Letter was insufficient proof of ownership.

The RTS Letter does not satisfy Rule 14a-8(b), which requires that a proof of ownership letter be submitted by the "record" holder of a proponent's shares. In determining what constitutes a record holder, the Staff specifically has stated that a letter from a proponent's investment adviser is not sufficient for purposes of demonstrating proof of ownership under Rule 14a-8(b) where the adviser is not also the record holder of the proponent's shares. This issue is specifically addressed in SLB 14 at Section C.1.c.1:

> Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?
>
> The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

Accordingly, the Staff has for many years concurred that documentary support from investment advisers or other parties who are not the record holder of a company's securities is insufficient to prove a shareholder proponent's beneficial ownership of such securities. *See, e.g., Clear Channel Communications* (avail. Feb. 9, 2006) (concurring in exclusion where the proponent submitted ownership verification from an investment adviser, Piper Jaffray, that was not a record holder). In *AMR Corp.* (avail. Mar. 15, 2004), the proponent submitted documentary support from a financial services representative for an investment company that was not a record holder of the proponent's AMR securities. In response, the Staff noted that "[w]hile it appears that the proponent provided some indication that she owned shares, it appears that she has not provided a statement from the record-holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1% in market value of voting securities, for at least one year prior to submission of the proposal." Similarly, in *General Motors Corp.* (avail. Apr. 3, 2002), a proponent submitted documentation from a financial consultant, and the Staff granted no-action relief under Rule 14a-8(b) noting that "the proponent appears to have failed to supply, within 14 days of receipt of General Motors's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)."

Moreover, a Federal court recently found that an ownership letter from RTS purporting to verify the Proponent's ownership of another company's shares did not satisfy the ownership requirement of Rule 14a-8(b). *See Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. Mar. 10, 2010). In *Apache*, the court determined that "letters from RTS—an unregistered entity that is not a DTC participant—were [not] sufficient to prove eligibility under Rule 14a-8(b)(2)." Here, as in Apache, the Proponent failed to submit a letter from a DTC participant in order to provide the Company a means by which to verify the Proponent's share ownership.[1] Given the similarities with the *Apache* case and the fact that the Proponent has failed to submit a letter from a DTC participant, the Company believes that the RTS Letter is insufficient for purposes of Rule 14a-8(b).

The Company is aware that recently the Staff has taken the position that proof of ownership from an introducing broker is sufficient for purposes of Rule 14a-8(b). Specifically, in *The Hain Celestial Group, Inc.* (avail. Oct. 1, 2008), the Staff determined that "a written statement from an introducing broker-dealer constitutes a written statement from the 'record' holder of securities, as that term is used in rule 14a-8(b)(2)(i)." The Staff explained its position as follows: "[b]ecause of its relationship with the clearing and carrying broker-dealer through which it effects transactions and establishes accounts for its customers, the introducing broker-dealer is able to verify its customers' beneficial ownership."[2]

Consistent with the precedent cited above, the RTS Letter is insufficient for purposes of Rule 14a-8(b). RTS has not stated or demonstrated that it is a DTC participant as required by *Apache*, the record holder of the Proponent's shares as that term has been interpreted by the Staff, or an introducing broker consistent with the Staff's interpretation in *The Hain Celestial Group, Inc.* There is no indication in the RTS Letter that RTS is a broker, dealer or other entity that effects transactions for its customers in the manner as an introducing broker does. The RTS Letter describes RTS as a "Maine chartered non-depository trust company," and the Proponent's Response claims that "[RTS] is a bank," and apparently argues that RTS therefore qualifies as an introducing broker under *The Hain Celestial Group, Inc.* However, pursuant to Maine law, as a nondepository trust company, RTS is a financial institution with powers "generally limited to trust or fiduciary matters." (9-B M.R.S.A. § 131.28-A (West 2009)).

---

1 RTS is not listed as a participant on DTC's website. *See* Depositary Trust & Clearing Corp., DTC Participant Accounts in Alphabetical Sequence, available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

2 In this regard, we note that *The Hain Celestial Group, Inc.* was a reversal of prior Staff precedent and accordingly should be viewed narrowly. *See JPMorgan Chase & Co.* (avail. Feb. 15, 2008); *Verzion Communications, Inc.* (avail. Jan. 25, 2008); *The McGraw Hill Companies, Inc.* (avail. Mar. 12, 2007).

Indeed, RTS is prohibited from using the word "bank," "banker" or "banking" in its title or in designating its business. (9-B M.R.S.A. § 1214.4 (West 2009)). Irrespective of the title the Proponent ascribes to RTS, it is evident that RTS does not engage in those activities associated with a broker, dealer or an introducing broker. RTS is not registered as a broker with the Commission, FINRA, or the Securities Investor Protection Corporation ("SIPC"), nor is it a Depository Trust Company participant.[3] Its website states that it is an "investment manager" and "a state-chartered non-depository Trust Company" that "develop[s] an individualized investment strategy and comprehensive package of financial services tailored to each client's specific needs." It further sates that it provides the following services: "Trustee & Fiduciary Services, Individual Retirement Plan Trustee Services, Estate Planning, Bill Payment, Personal Banking Services, Mortgage Application Assistance, Insurance Assistance, Custody Services" as well as "income tax planning and tax return preparation." While the RTS website states that clients can use the services of an affiliated broker-dealer, Atlantic Financial Services of Maine, Inc., to effect securities transactions, neither the Proponent nor RTS have provided evidence of any involvement of that entity with any securities that may be owned by the Proponent, and the RTS Letter instead refers to an unrelated entity, The Northern Trust Company.

Based on this publicly available information, RTS's business appears akin to that of an "investment adviser" and nothing like that of a "broker" or a "dealer" that "effects transactions." An "investment advisor," as defined in the Investment Advisers Act of 1940 (the "Advisers Act") is:

> any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities . . . .

Advisers Act § 202(a)(11), 15 U.S.C. § 80b-2(a)(11). In contrast, the Securities Exchange Act of 1934, as amended (the "Exchange Act") defines a "broker" as "any person engaged in the business of effecting transactions in securities for the account of others." Exchange Act § 3(a)(4)(A), 15 U.S.C. § 78c(a)(4)(A)). The Exchange Act defines a "dealer" as "any person engaged in the business of buying and selling securities of such person's own account through a broker or otherwise." Exchange Act § 3(a)(5)(A), 15 U.S.C. § 78c(a)(5)(A). RTS does not appear to be involved in "the business of effecting transactions in securities" or "the business of buying and selling securities" for itself or its customers. Therefore, RTS is not in a position to verify its customers' beneficial ownership for purposes of Rule 14a-8(b).

---

[3] It appears from the FINRA website that a brokerage firm named Atlantic Financial Services of Maine, Inc. is owned or controlled by RTS, but RTS itself is not a registered broker-dealer and it was RTS that provided the ownership information. See Exhibit D for a copy of the FINRA report on Atlantic Financial Services of Maine, Inc.

The Proponent did not provide any additional information from RTS in response to the Deficiency Notice. Notably, in the past when RTS has submitted shareholder proposals on behalf of its clients, it furnishes a letter from The Northern Trust Company as record holder demonstrating proof of ownership of the client's shares. *See, e.g., Caterpillar Inc.* (avail. Mar. 31, 2010); *Time Warner Inc.* (avail. Jan. 26, 2010); *Exxon Mobil Corp. (Ram Trust & Connecticut Retirement Plans and Trust Funds)* (avail. Mar. 23, 2009). However, the Proponent and RTS did not follow that procedure here and failed to provide a statement by the purported record holder of the Proponent's shares to provide the Company with verification of the Proponent's ownership.

Moreover, this letter is not contrary to the Staff's position in *Devon Energy Corp.* (avail. Apr. 20, 2010), *Omnicom Group Inc.* (avail. Mar. 29, 2010), or *Union Pacific Corp.* (avail. Mar. 26, 2010). In those letters, the company seeking exclusion of the shareholder proposal at issue did not specifically notify the shareholder as to why the RTS proof of ownership was inadequate. Here, as explained above, in the Deficiency Notice the Company provided the Proponent with a detailed explanation of the insufficiency of RTS as a "record" holder for purposes of Rule 14a-8(b) and the steps that the Proponent would need to take to provide the required proof of ownership. Furthermore, in both the *Devon* and *Union Pacific* cases the companies were requesting a waiver of the 80-day filing requirement in Rule 14a-8(j)(i). In addition, in the *Devon* case, *Devon* failed to send a letter of deficiency to Mr. Chevedden within the 14-day period for timely notification of deficiency under Rule 14a-8(f). Here, the Company is not requesting a waiver of the 80-day requirement, nor is the Proponent claiming that the deficiency notice was untimely or insufficient. While the Staff did not indicate the basis for its rejection of these petitions, the Company believes these issues may have been relevant or contributing factors to the Staff's decisions.

Finally, recent Commission rulemakings suggest that additional proof of ownership would be required even if RTS were an introducing broker. The Commission recently adopted Rule 14a-11, which will require that a public company include in its proxy materials candidates to the board who have been nominated by stockholders who meet certain conditions. *See* SEC Rel. No. 33-9136 (Aug. 25, 2010) (the "Adopting Release"). Among other aspects of Rule 14a-11, a stockholder who owns 3% of the voting power of a company's securities is entitled to require that the company disclose that stockholder's nominees to the board in the company's proxy materials if the stockholder complies with the procedural and substantive requirements of the rule. *See generally* Rule 14a-11. Where the nominating stockholder under Rule 14a-11 is not the registered holder of the securities, the nominating stockholder would be required to demonstrate ownership by attaching to its notice of nomination on Schedule 14N a written statement from the "record" holder of the nominating stockholder's shares (usually a broker or bank) verifying that, at the time of submitting the stockholder notice to the company on Schedule 14N, the nominating stockholder continuously held the securities being used to satisfy the applicable ownership threshold for a period of at least one year.

Notably, Schedule 14N provides that a nominating stockholder who owns shares through a broker or bank that is not a participant in a clearing agency acting as a securities depository must submit both (1) a written statement or statements (the "initial broker statement") from the broker or bank with which the nominating stockholder maintains an account that provides the information about securities ownership set forth above and (2) a separate written statement from the clearing agency participant through which the securities of the nominating stockholder are held, that (a) identifies the broker or bank for whom the clearing agency participant holds the securities, and (b) states that the account of such broker or bank has held, as of the date of the separate written statement, at least the number of securities specified in the initial broker statement, and (c) states that this account has held at least that amount of securities continuously for at least three years.

Applying this approach here, the Proponent should be required to obtain a letter from his "introducing broker" (if the Proponent has one) as well as from the DTC participant through which the introducing broker holds shares. The Company urges the Staff to follow the same protocols with respect to introducing brokers or even an investment adviser like RTS. In both cases the person requiring proof of ownership is not otherwise in a position to verify that the purported stockholder satisfies the minimum ownership requirements of the rule. The Company believes that this verification is critical regardless of whether the stockholder is submitting a proposal under Rule 14a-8 or making a nomination pursuant to Rule 14a-11.

The Proponent has failed to provide evidence satisfying the beneficial ownership requirements of Rule 14a-8(b) and has therefore not demonstrated eligibility under Rule 14a-8 to submit the Proposal. Accordingly, consistent with the foregoing precedent, the Proposal is excludable from the 2011 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Under: Rule 14a-8(i)(2) Because Its Implementation Would Cause The Company To Violate Texas Law; Rule 14a-8(i)(6) Because The Company Lacks The Power Or Authority To Implement The Proposal; and Rule 14a-8(i)(8) Because It Impermissibly Relates To A Nomination Or An Election For Membership Of The Board.

A. <u>The Proposal may be excluded because its implementation would cause the Company to violate Texas law.</u>

Pursuant to Article III, Section 2 of the Company's By-Laws, the Board is divided into three classes. One class of directors is elected at each annual meeting of shareholders of the Company (an "Annual Meeting"). The term of each director elected at an Annual Meeting expires "at the third ensuing annual meeting of shareholders after their election, upon election and qualification of their successors."

Three directors elected at the 2009 Annual Meeting are currently serving terms that will expire at the 2012 Annual Meeting, while four directors elected at the 2010 Annual Meeting are currently serving terms that will expire at the 2013 Annual Meeting. At the upcoming 2011 Annual Meeting, the Company's shareholders will be asked to elect four directors to serve terms that will expire at the 2014 Annual Meeting.

The Company is incorporated under the laws of the State of Texas. Section 21.408 of the Texas Business Organizations Code (the "TBOC") states in relevant part that:

> (a) The certificate of formation or bylaws of a corporation may provide that all or some of the board of directors may be divided into two or three classes that shall include the same or a similar number of directors as each other class and that have staggered terms of office.
>
> (c) If the certificate of formation or bylaws provide for staggered terms of directors, the shareholders, at each annual meeting, shall elect a number of directors equal to the number of the class of directors whose terms expire at the time of the meeting. The directors elected at an annual meeting ***shall hold office*** until the second succeeding annual meeting, if there are two classes, or ***until the third succeeding annual meeting, if there are three classes*** (emphasis added).

Section 21.409 of the TBOC states in relevant part:

> (a) ***Except as otherwise provided by the certificate of formation or bylaws of a corporation or this subchapter***, the shareholders of the corporation may remove a director or the entire board of directors of the corporation, with or without cause, at a meeting called for that purpose, by a vote of the holders of a majority of the shares entitled to vote at an election of the director or directors (emphasis added).
>
> (d) In the case of a corporation the directors of which serve staggered terms, ***a director may not be removed except for cause*** unless the certificate of formation provides otherwise (emphasis added).

Texas case law also provides that, "a director is subject to removal by the shareholders of the corporation, not the corporation's officers." *See, e.g, In re Reaud*, 286 S.W.3d 574 (Tex. App. – Beaumont 2009). In addition, given the specialized nature of Delaware courts considering business issues, Texas courts often look to Delaware law for guidance on such issues. *See, e.g., Grant Thornton L.L.P. v. Prospect High Income Fund,* 314 S.W.3d 913, n.19 (Tex. 2010) (citing Delaware law for the proposition that individual shareholder claims remain state law actions); *In re Schmitz,* 285 S.W.3d 451, 457 (Tex. 2009) (citing Delaware law to hold that a demand-required derivative suit must name the shareholder on whose behalf it is made); *Neurobehavorial Associates, P.A. v. Cypress Creek Hospital, Inc.*, 995 S.W.2d 326, 332 (Tex. 1999) (citing Delaware law regarding what actions can be considered necessary to "wind up" a dissolved entity's affairs); *International Bankers Life Ins. Co. v. Holloway,* 368 S.W.2d 567, 570 (Tex. 1963) (citing *Guth v. Loft, Inc.*, 5 A.2d 503 (Del. 1939)); *Neurobehavioral Assocs., P.A. v. Cypress Creek Hosp., Inc.,* 995 S.W.2d 326, 328-29 (Tex. App.—Houston [1st Dist.] 1999, no pet.) (relying on *Rothschild Int'l Corp. v. Liggett Group, Inc.,* 474 A.2d 133, 136 (Del.1984)).

It is well settled under Delaware law that directors on classified boards serve full three-year terms. Fifty years ago, in *Essential Enterprises vs. Automatic Steel Products, Inc.*,[4] Chancellor Seitz concluded: "Clearly the 'full term' visualized by the statute is a period of three years — not up to three years."[5] This was recently affirmed by the Delaware Supreme Court in the case of *Airgas, Inc. vs. Air Products and Chemicals, Inc.*,[6] in which the Court struck down a bylaw that purported to shorten the terms of sitting directors elected to three-year terms. The opinion of Justice Ridgely, unanimously supported by all of the Justices, concluded: "It [the January Bylaw in question] serves to frustrate the plan and purpose behind the provision for [Airgas's] staggered terms and it is incompatible with the pertinent language of the statute and the Charter. Accordingly, the January Bylaw is invalid, not only because it impermissibly shortens the directors' three-year staggered terms as provided by Article 5, Section 1 of the Airgas Charter, but also because it amounted to a *de facto* removal without cause of those directors..."[7]

As noted above, Article III, Section 2 of the By-Laws and Section 21.408 of the TBOC, provide that the Board shall have three classes with each director's full term expiring at the "third ensuing annual meeting of shareholders after their election, upon election and qualification of their successors." One need look no further than the text of the Proposal itself to understand how implementation of the Proposal would directly conflict with Texas law by preventing previously elected directors from serving out their full terms. The Proposal purports to have the Company "reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one year." However, there is no way this result can be achieved without either (i) removing from office all of the Company's directors whose terms expire after the 2012 Annual Meeting, which is not permitted under Texas law and

4 159 A.2d 288 (Del. Ch. 1960).

5 *Id* At 290-291.

6 C.A. No. 5817 (Del. Sup. Ct. Nov. 23, 2010).

7 *Id* at 23.

the By-Laws or (ii) truncating the terms of directors duly elected to three-year terms, which is also not permitted under Texas law.

Pursuant to Article III, Section 3 of the By-Laws, directors may be removed "only for 'cause' (as defined [in the By-Laws]) and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the shares then entitled to vote in the election of directors." As discussed above, neither Texas law nor the By-laws permit directors to remove other directors (with or without cause). The only means by which a director could be removed from office before his term has expired is by the shareholders, for cause (as defined in the By-Laws). However, because, at the present time, no "cause" exists, it is not possible for the Company's shareholders to remove any of the directors pursuant to the By-Laws.

Even if one were to assume that the Company's shareholders were supportive of the Proposal's primary aim of eliminating the Company's classified board structure, the earliest time at which this could legally happen in the ordinary course with "each director subject to election each year" would be commencing at the 2015 Annual Meeting (or possibly the 2014 Annual Meeting). Assuming for the sake of argument, the Company's shareholders were to support the Proponent's proposal to declassify the Board at the 2011 Annual Meeting, (ii) such a proposal to declassify the Board were to be submitted to the Company's shareholders at the 2012 Annual Meeting and (iii) that proposal were to be approved by the Company's shareholders at the 2012 Annual Meeting, the directors who are elected at the 2012 Annual Meeting would serve three-year terms expiring at the 2015 Annual Meeting. Even if the directors whose terms expired at the 2012 and 2013 Annual Meetings were elected for one-year terms contingent on the declassification proposal being adopted, the directors elected to a three-year term at the 2011 Annual Meeting would serve three-year terms expiring at the 2014 Annual Meeting – which is beyond the one-year transition contemplated by the Proposal. Pursuant to Texas law, it is beyond the Board's power to truncate the terms of those directors already elected to three-year terms and pursuant to the By-Laws it is not possible to remove the directors (absent cause) prior to the end of their three-year term. Therefore, the implementation of the Proposal would not be legally permissible or possible for the Company under Texas law.

Pursuant to Rule 14a-8(j)(2)(iii), the Company has attached the supporting opinion of Cox Smith Matthews Incorporated that, subject to the limitations and qualifications contained therein, "the implementation of the Proposal would not be legally permissible or possible for the Company under Texas law." *See* Exhibit E.

Since the Proposal, if implemented, would cause the Company to violate Texas law, the Proposal is excludable under Rule 14a-8(i)(2).

B. The Proposal may be excluded because the Company lacks the power or authority to implement the Proposal.

A stockholder proposal may be excluded under Rule 14a-8(i)(6) if "the company would lack the power or authority to implement the proposal." As the Staff has held on numerous occasions, Rule 14a-8(i)(6) applies to a stockholder proposal that, if adopted by the company's stockholders, would cause the company to violate applicable state law. *See, e.g., Noble Corporation* (Jan. 19, 2007); *SBC Communications Inc.* (Jan. 11, 2004); *Xerox Corp.* (Feb. 23, 2004). As discussed above, it would be beyond the power of the Board to achieve what the Proposal purports to require it to do (i.e., have all directors stand for elections annually and to complete such transition in one year). Because the Company lacks the power or authority to implement the Proposal, the Proposal is also excludable under Rule 14a-8(i)(6).

C. The Proposal may be excluded because it impermissibly relates to a nomination or an election for membership on the Board.

A stockholder proposal may be excluded under Rule 14a-8(i)(8) if it "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." It has been a long-standing position of the Staff that proposals which have the purpose, or that could have the effect, of prematurely removing a director from office before his or her term expired are considered to relate to a nomination or an election and are therefore excludable. *See, e.g., Royal Caribbean Cruises Ltd.* (Mar. 9, 2009); *Dollar Trees Stores Inc.* (Mar. 7, 2008); *Hilb Rogal & Hobbs Company* (Mar. 3, 2008); *Peabody Energy Corporation* (Mar. 4, 2005); *FirstEnergy Corp.* (Mar. 17, 2003); *Sears Roebuck and Co.* (Feb. 17, 1989); and *American Information Technologies Corp.* (Dec. 13, 1985).

In *Shareholder Proposals Relating to the Election of Directors*, Exchange Act Release No. 56914 (Dec. 6, 2007) (the "2007 Release"), the Commission amended the text of Rule 14a-8(i)(8) to clarify its application to stockholder proposals that relate to procedures that would result in a contested election. In doing so, the Commission noted that:

> [W]e emphasize that the changes to the rule text relate only to procedures that would result in a contested election, either in the year in which the proposal is submitted or in subsequent years. The changes to the rule text do not affect or address any other aspect of the agency's prior interpretation of the exclusion. (2007 Release, text at note 56).

The Commission then noted several examples of stockholder proposals that the Staff considered excludable under Rule 14a-8(i)(8), including proposals that could have the effect of, or that propose a procedure that could have the effect of, "[r]emoving a director from office before his or her term expired." (2007 Release at note 56.)

In this case, the Proposal would have the Board "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one year." As described in some detail above, this would necessarily mean that some of the Company's directors (specifically directors elected at the 2010, 2011 and/or 2012 Annual Meetings) would be prevented from completing their full terms. As a result, the Proposal is excludable under Rule 14a-8(i)(8) as well.

CONCLUSION

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2011 Proxy Materials. We would be happy to provide the Staff with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to contact me via electronic mail at Shilpi.Gupta@skadden.com or by telephone at (312) 407-0738.

Sincerely,



Shilpi Gupta

Enclosures

cc: John Bibb, Associate General Counsel, Kinetic Concepts, Inc.

Mr. John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Ronald W. Dollens
Chairman of the Board
Kinetic Concepts, Inc. (KCI)
8023 Vantage Dr
San Antonio TX 78230
Phone: 210 524-9000
Fax: 210-255-6998, - 6728

Dear Mr. Dollens,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email tc ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden

December 22, 2010
Date

cc: Stephen D. Seidel <stephen.seidel@kci1.com>
Corporate Secretary
Todd Wyatt <todd.wyatt@kci1.com>

[KCI: Rule 14a-8 Proposal, December 22, 2010]
3* – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

In 2010 over 70% of S&P 500 companies had annual election of directors. Shareholder resolutions on this topic won an average of 68%-support in 2009.

It is particularly important to vote annually on directors since our Chairman, Ronald Dollens, attracted our highest negative vote in 2010 and we do not have any voting input again on Mr. Dollens for 3-years.

It is important that our company implement this proposal promptly. If our company took more than one-year to phase in this proposal it could create conflict among our directors. Directors with 3-year terms could be more casual because they would not stand for election immediately while directors with one-years terms would be under more immediate pressure. It could work out to the detriment of our company that our company's most qualified directors would promptly have one year-terms and that our company's least qualified directors would retain 3-year terms the longest.

The merit of this Elect Each Director Annually proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Moderate Concern" for Executive Pay. The Corporate Library said merely subjective evaluation of our executives' performance can influence their bonus pay. It is more effective to tie all bonus pay to measurable financial targets.

Only 25% of our executives' stock options were performance-based and the remaining 75% was time-based over four years. It is more effective to have all equity awards based on executive performance.

Our board was the only significant directorship for five of our 11 directors. This could indicate a significant lack of current transferable director experience.

Plus the trend in new directors was disturbing with one of our newest directors, Carl Kohrt, possibly not bringing the right kind of experience. Director Kohrt was the Lead Director at Scotts Miracle-Gro, rated "D" by The Corporate Library. At $360,000 a year for a director we should be able to attract a better kind of experience. James Leininger had 34-years director tenure – independence concern.

We had no shareholder written consent, had supermajority voting restrictions and still had plurality voting for directors – further compounded by their 3-year terms

Please encourage our board to respond positively to this proposal to help turnaround the above type practices: **Elect Each Director Annually – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

RAM TRUST SERVICES

December 23, 2010

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 110 shares of Kinetic Concepts Inc. (KCI) common stock, CUSIP# 49460W208, since at least December 18, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

EXHIBIT B

January 4, 2011

VIA OVERNIGHT MAIL AND ELECTRONIC MAIL

John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of Kinetic Concepts, Inc. (the "Company"), which received on December 23, 2010 your shareholder proposal entitled "Elect Each Director Annually" (the "Proposal") for consideration at the Company's 2011 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, which the rules and regulations of the Securities and Exchange Commission ("SEC") require us to bring to your attention. Since the Company's records indicate that you are not a registered holder of the Company's common stock, Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Proposal was accompanied by a letter from Ram Trust Services (the "Ram Letter"). As discussed below, Rule 14a-8(b) requires a proof of ownership letter to be submitted by the record holder of your shares, usually a broker or a bank. We do not believe that the Ram Letter satisfies this requirement because Ram Trust Services is not the record holder of your shares and is neither a broker nor a bank. Likewise, although we are familiar with the SEC's staff view that a letter from an introducing broker may satisfy Rule 14a-8(b), the documentation that you provided does not indicate that Ram Trust Services is an introducing broker. Instead, the Ram Letter states only that Ram Trust Services is a "Maine chartered non-depository trust company."

To remedy this defect, you must provide sufficient proof of your ownership of the requisite number of Company shares as of the date that the

Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date that the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requite number of Company shares for the one-year period.

Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date that you receive this letter. Please address any response to me at 8023 Vantage Drive, San Antonio, TX 78230. Alternatively, you may transmit any response by facsimile to me at 210-255-6990 or via electronic mail at john.bibb@kci1.com.

Once the Company receives this documentation, it will be able to determine whether the Proposal is eligible for inclusion in the Company's proxy statement for the 2011 Annual Meeting of Shareholders.

If you have questions with respect to the foregoing, please contact me at (210) 255-6838. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



John Bibb
Kinetic Concepts, Inc.
Associate General Counsel

Enclosure

Rule 14a-8 -- Proposals of Security Holders

* * *

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?** A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit**: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?** The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2): Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

*Director Elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

(1) Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

* On October 4, 2010, the SEC issued an Order Granting Stay following the Business Roundtable and the Chamber of Commerce's motion to the SEC to stay the effect of newly adopted Rule 14a-11 and associated amendments to the SEC's rules pending review by the U.S. Court of Appeals for the D.C. Circuit. *Business Roundtable, et al. v. SEC.* No. 10-1305 (D.C. Cir., filed Sept. 29, 2010). See SEC Release Nos. 33-9149; 34-63031; IC-29456; October 4, 2010. Effective November 15, 2010, Rule 14a-8 is amended by revising the paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. The amended version of the paragraph (i)(8) follows the unamended version. See SEC Release Nos. 33-9136; 34-IC62674; IC-29384; August 25, 2010.

EXHIBIT C

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, January 10, 2011 4:40 PM
To: Bibb, John
Subject: Rule 14a-8 Proposal (KCI) ,

Mr. Bibb, Thank you for acknowledging the rule 14a-8 proposal.
In *The Hain Celestial Group, Inc.* (October 1, 2008), the Staff determined that a verification letter can come from an "introducing broker". In the United States, investors can hold stocks thorough banks as well as brokers, and there is no reason to believe the Staff intended to exclude banks. Accordingly, "introducing broker" should be understood to include introducing banks. As a state chartered non-depository trust, Ram Trust is a bank.

Please let me know by Wednesday if there is a further question.
Sincerely,
John Chevedden

EXHIBIT E

COX | SMITH

ATTORNEYS

January 19, 2011

William J. McDonough, Jr.

wjmcdono@coxsmith.com
210 554 5268

Kinetic Concepts, Inc.
8023 Vantage Drive
San Antonio, TX 78230

Re: Shareholder Proposal submitted by John Chevedden for inclusion in the 2011 Proxy Statement of Kinetic Concepts, Inc.

Ladies and Gentlemen:

We have acted as special Texas counsel to Kinetic Concepts, Inc., a Texas corporation (the "**Company**"), in connection with the Company's request that we provide the Company with our legal opinion regarding whether a shareholder proposal received by the Company from John Chevedden (the "**Proponent**") for inclusion in the Company's proxy statement and form of proxy to be distributed to the Company's shareholders in connection with its 2011 annual meeting of shareholders (the "**2011 Proxy Materials**") would violate Texas law.

In connection with this letter, we have examined executed originals or copies of executed originals of each of the following documents (collectively, the "**Documents**"):

1. a letter from the Proponent to the Company's Chairman of the Board, Mr. Ronald R. Dollens, dated December 22, 2010, including the "Elect Each Director Annually" proposal and full supporting statement attached thereto (the "**Proposal**"), a copy of which is attached as Annex A to this letter;

2. the Company's Amended and Restated Articles of Incorporation, filed as Exhibit 3.5 to the Company's Amendment No. 1 to its Registration Statement on Form S-1, filed on February 2, 2004 (the "**Articles**"); and

3. the Company's Fifth Amended and Restated By-Laws, filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on February 24, 2009 (the "**By-Laws**").

We have assumed, without independent investigation or inquiry, (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to us as originals, (iii) the genuineness of all signatures on all documents examined, (iv) the conformity to authentic original documents of all copies submitted to us as conformed, certified or reproduced copies, and (v) the legal capacity of all natural persons. We have also reviewed such other agreements, instruments and documents as we have deemed necessary or appropriate to enable us to render the opinion expressed below.

The Proposal reads as follows:

Elect Each Director Annually

> RESOLVED: shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one year.

Pursuant to Article III, Section 2 of the Company's By-Laws, the Company's board of directors (the "**Board**") is divided into three classes. One class of directors is elected at each annual meeting of shareholders of the Company ("**Annual Meeting**"). The term of each director elected at an Annual Meeting expires "at the third ensuing annual meeting of shareholders after their election, upon election and qualification of their successors."

Three directors elected at the 2009 Annual Meeting are currently serving terms that will expire at the 2012 Annual Meeting, while four directors elected at the 2010 Annual Meeting are currently serving terms that will expire at the 2013 Annual Meeting. At the upcoming 2011 Annual Meeting, the Company's shareholders will be asked to elect four directors to serve terms that will expire at the 2014 Annual Meeting.

The Company is incorporated under the laws of the State of Texas. Section 21.408 of the Texas Business Organizations Act (the "**TBOC**") states in relevant part that:

> (a) The certificate of formation or bylaws of a corporation may provide that all or some of the board of directors may be divided into two or three classes that shall include the same or a similar number of directors as each other class and that have staggered terms of office.
>
> (c) If the certificate of formation or bylaws provide for staggered terms of directors, the shareholders, at each annual meeting, shall elect a number of directors equal to the number of the class of directors whose terms expire at the time of the meeting. The directors elected at an annual meeting ***shall hold office*** until the second succeeding annual meeting, if there are two classes, or ***until the third succeeding annual meeting, if there are three classes*** (emphasis added).

Section 21.409 of the TBOC states in relevant part:

> (a) ***Except as otherwise provided by*** the certificate of formation or bylaws of a corporation or ***this subchapter***, the shareholders of the corporation may remove a director or the entire board of directors of the corporation, with or without cause, at a meeting called for that purpose, by a vote of the holders of a majority of the shares entitled to vote at an election of the director or directors (emphasis added).
>
> (d) In the case of a corporation the directors of which serve staggered terms, ***a director may not be removed except for cause*** unless the certificate of formation provides otherwise (emphasis added).

Texas case law also provides that, "a director is subject to removal by the shareholders of the corporation, not the corporation's officers."[1] In addition, given the specialized nature of Delaware courts considering business issues, Texas courts often look to Delaware law for guidance on such issues.[2]

It is well settled under Delaware law that directors on classified boards serve full three-year terms. Fifty years ago, in *Essential Enterprises vs. Automatic Steel Products, Inc.*,[3] Chancellor Seitz concluded: "Clearly the 'full term' visualized by the statute is a period of three years — not up to three years."[4] This was recently affirmed by the Delaware Supreme Court in the case of *Airgas, Inc. vs. Air Products and Chemicals, Inc.*,[5] in which the Court struck down a bylaw that purported to shorten the terms of sitting directors elected to three-year terms. The opinion of Justice Ridgely, unanimously supported by all of the Justices, concluded: "It [the January Bylaw in question] serves to frustrate the plan and purpose behind the provision for [Airgas's] staggered terms and it is incompatible with the pertinent language of the statute and the Charter. Accordingly, the January Bylaw is invalid, not only because it impermissibly shortens the directors' three-year staggered terms as provided by Article 5, Section 1 of the Airgas Charter, but also because it amounted to a *de facto* removal without cause of those directors..."[6]

As noted above, Article III, Section 2 of the By-Laws and Section 21.408 of the TBOC, provide that the Board shall have three classes with each director's full term expiring at the "third ensuing annual meeting of shareholders after their election, upon election and qualification of their successors." One need look no further than the text of the Proposal itself to understand how implementation of the Proposal would directly conflict with Texas law by preventing previously elected directors from serving out their full terms. The Proposal purports to have the Company "reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one year." However, there is no way this result can be achieved without truncating either (i) removing from office all of the Company's directors whose terms expire after the 2012 Annual Meeting, which is not permitted under Texas law and

---

[1] *See, e.g, In re Reaud*, 286 S.W.3d 574 (Tex. App. – Beaumont 2009).
[2] *See, e.g., Grant Thornton L.L.P. v. Prospect High Income Fund*, 314 S.W.3d 913, n.19 (Tex. 2010) (citing Delaware law for the proposition that individual shareholder claims remain state law actions); *In re Schmitz*, 285 S.W.3d 451, 457 (Tex. 2009) (citing Delaware law to hold that a demand-required derivative suit must name the shareholder on whose behalf it is made); *Neurobehavorial Associates, P.A. v. Cypress Creek Hospital, Inc.*, 995 S.W.2d 326, 332 (Tex. 1999)(citing Delaware law regarding what actions can be considered necessary to "wind up" a dissolved entity's affairs); *International Bankers Life Ins. Co. v. Holloway*, 368 S.W.2d 567, 570 (Tex. 1963) (citing *Guth v. Loft, Inc.*, 5 A.2d 503 (Del. 1939)); *Neurobehavioral Assocs., P.A. v. Cypress Creek Hosp., Inc.*, 995 S.W.2d 326, 328-29 (Tex. App.—Houston [1st Dist.] 1999, no pet.) (relying on *Rothschild Int'l Corp. v. Liggett Group, Inc.*, 474 A.2d 133, 136 (Del.1984)).
[3] 159 A.2d 288 (Del. Ch. 1960).
[4] *Id* At 290-291.
[5] C.A. No. 5817 (Del. Sup. Ct. Nov. 23, 2010).
[6] *Id* at 23

Laws or (ii) truncating the terms of directors duly elected to three-year terms, which is also not permitted under Texas law.

Pursuant to Article III, Section 3 of the By-Laws, directors may be removed "only for 'cause' (as defined [in the By-Laws]) and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the shares then entitled to vote in the election of directors." As discussed above, neither Texas law nor the By-laws permit directors to remove other directors (with or without cause). The only means by which a director could be removed from office before his term has expired is by the shareholders, for cause (as defined in the By-Laws). However, because, at the present time, no "cause" exists, it is not possible for the Company's shareholders to remove any of the directors pursuant to the By-Laws.

Even if one were to assume that the Company's shareholders were supportive of the Proposal's primary aim of eliminating the Company's classified board structure, the earliest time at which this could legally happen in the ordinary course with "each director subject to election each year" would be commencing at the 2015 Annual Meeting (or possibly the 2014 Annual Meeting). Assuming for the sake of argument, (i) the Company's shareholders were to support the Proponent's proposal to declassify the Board at the 2011 Annual Meeting, (ii) such a proposal to declassify the Board were to be submitted to the Company's shareholders at the 2012 Annual Meeting and (iii) that proposal were to be approved by the Company's shareholders at the 2012 Annual Meeting, the directors who are elected at the 2012 Annual Meeting would serve three-year terms expiring at the 2015 Annual Meeting. Even if the directors whose terms expired at the 2012 and 2013 Annual Meetings were elected for one-year terms contingent on the declassification proposal being adopted, the directors elected to a three-year term at the 2011 Annual Meeting would serve three-year terms expiring at the 2014 Annual Meeting, which is beyond the one-year transition contemplated by the Proposal.

Accordingly, based upon and in reliance on the facts and circumstances set forth herein, and a review of pertinent Texas statutes and case law, and assuming the accuracy of the information contained in the Documents and subject to the limitations and qualifications contained herein, while the matter is not free from doubt we are of the reasoned opinion that the implementation of the Proposal would not be legally permissible or possible for the Company under Texas law. Even assuming, for the sake of argument, (i) the Company's shareholders were to support the Proponent's proposal to declassify the Board at the 2011 Annual Meeting, (ii) such a proposal were to be submitted to the shareholders at the 2012 Annual Meeting and (iii) that proposal were to be approved by the shareholders at the 2012 Annual Meeting, it would still be beyond the Board's power to truncate the terms of those directors already elected to three-year terms and pursuant to the By-Laws it is not possible to remove the directors (absent cause) prior to the end of their three-year term; therefore, the Board lacks the power and authority to implement the Proposal.

The opinion contained herein is subject to the following limitations, exceptions and qualifications:

(a) We are members of the bar of the State of Texas. The opinion expressed herein relates only to presently existing state law of the State of Texas. We express no opinion as to legal matters governed by any other laws, and we disclaim any opinion as to the application or effect of any statute, rule, regulation, ordinance, order or other promulgation of any other jurisdiction;

(b) The assumptions set forth herein are and continue to be true in all material respects;

(c) There are no additional facts that would materially affect the validity of the assumptions and conclusions set forth herein or upon which this opinion is based;

(d) Any proceeding in which the Proposal's validity would be contested, would be a properly contested proceeding with proper trial and briefing;

(e) The opinions expressed herein are not a prediction as to what a specific court would find in such a case, but are our opinions as to the general legal principles applicable in such proceedings;

(f) Existing reported Texas judicial authority is not conclusive and Texas courts have not provided guidance as to the specific issues addressed in the opinions expressed herein;

(g) This opinion is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated. The opinion contained herein is rendered as of the date hereof. We assume no obligation, and hereby disclaim any obligation, to make any inquiry after the date hereof or to advise the Company of any future changes in the foregoing or of any fact or circumstance that may hereafter come to our attention; and

(h) This letter is solely for the benefit of the Company. This opinion may not be relied upon in any manner by any person other than the Company and may not be disclosed, quoted, filed with a governmental agency or otherwise referred to without our prior written consent; except that Skadden, Arps, Slate, Meagher & Flom LLP may rely upon this opinion and file a copy thereof with the United States Securities and Exchange Commission (the "**Commission**"), for the sole purpose of requesting that the Commission's Division of Corporation Finance's staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2011 Proxy Materials based upon such Proposal's being excludable pursuant to Rule 14a-8(i)(2) and (i)(6).

Please feel free to contact the undersigned at (210) 554-5268 if you have any questions.

Respectfully Submitted,

COX SMITH MATTHEWS INCORPORATED



By: William J. McDonough, Jr.